Mail Stop 0510

      February 7, 2005

Via U.S. mail and facsimile

Mr. Joseph Mazin
President and Chief Executive Officer, The Flamemaster Corporation 11120 Sherman Way
Sun Valley, CA  91352

	RE:	Form 10-KSB for the fiscal year ended September 30, 2004
			File No. 0-2712


Dear Mr. Mazin:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. Please disclose the information required by Items 307 and 308 of
Regulation S-B in an amendment to your Form 10-KSB, or tell us where these disclosures are provided.

Item 5. Market for Registrant`s Common Equity and Related
Shareholder
Matters, page 6

3. Your ticker symbol appears to have changed to "FAMEC". Please revise.

4. Please adjust the High/Low Bid table to retroactively present for all stock splits, including those that occurred after the close of the period but before the issuance of the financial statements. Correspondingly, please provide disclosure to indicate that these stock splits have been reflected in the table.

Management`s Discussion and Analysis

Financial Condition and Liquidity, page 7

5. Your discussion of liquidity appears to be limited to the historical 2004 fiscal year. Please also include a discussion about your prospects for the future. Accordingly, the discussion of the sufficiency of your resources to satisfy your operations and cash requirements should be expanded to discuss the future as well as any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. Refer to Item 303(b)(1)(i) of Regulation S-B as well as
SEC Release 33-8350.

Subsequent to Year End, page 8

6. Please revise the title of this section as this discussion appears to be subsequent to fiscal 2003, not fiscal 2004.

Financial Statement Schedules, page 11

7. We note that you list Schedule II as a financial statement schedule however we could not locate it in the filing. Please revise.

Exhibits, page 11

8. The Statement regarding computation of per share earnings is incorrectly listed as Exhibit I.


Financial Statements

Statement of Income, page 15

9. It is not clear why diluted net income per share is not applicable for the year ended September 30, 2004. If the effect of potential common shares is considered to be antidilutive, your diluted earnings per share computation should be the same as your basic earnings per share computation. Please revise.

10. Please tell us how you determined it is appropriate to include interest as well as other income and expense in income from operations.

11. Please help us understand why royalties paid are not included in the cost of goods sold line item.

Statement of Comprehensive Income, page 16

12. Given you realized gains and losses from the sale of
securities
for the year ended September 30, 2004, help us understand why there
are no reclassification adjustments for the year ended September
30,
2004   Refer to paragraphs 18 through 20 of SFAS 130.

Statement of Shareholders` Equity, page 17

13. In May 2004 you paid out a 12.5% stock dividend. Tell us why you did not transfer amounts from retained earnings to common stock and additional paid-in capital for an amount equal to the fair value of the additional shares issued. Refer to paragraph 10 of Chapter 7B of
ARB No. 43.

14. Please clarify whether your financial statements have been adjusted for the one for ten reverse stock split, which was effective on October 29, 2004, or the seven for one stock split, which was effective on January 7, 2005. In this regard, if changes to common stock resulting from stock splits (including reverse stock splits) occur after the close of the period but before issuance of the financial statements, the splits should be reflected retroactively in the latest balance sheet. Refer to SAB Topic 4:C.

15. Please clarify whether the computations of basic and diluted
EPS
were adjusted retroactively for all periods presented to reflect the one for ten reverse stock split and the seven for one stock split as required by paragraph 54 of SFAS 128.




Statement of Shareholders` Equity, page 17

16. Tell us the nature of the line item "Marketable Security
Allow,
Divestiture" reported on the Statement of Shareholders` Equity during the year ended September 30, 2004.

Statement of Cash Flows, page 18

17. Please help us understand why the issuance of preferred restricted stock in the notes conversion as well as the conversion of the preferred stock into common stock are reflected as cash flows from financing activities. Tell us why these amounts are not reflected as noncash investing and financing activities in accordance with paragraph 32 of SFAS 95.

18. Please explain why the dividends paid for common stock under cash flows from financing activities do not agree to the cash dividends amounts reported on the statement of shareholders` equity for the year ended September 30, 2004.

19. Please disclose the nature of the amounts included in Notes
Receivable and explain to us why the changes in these amounts are classified as cash flows from operating activities. Refer to paragraphs 21 through 23 of SFAS 95.

Note A - Summary of Significant Accounting Policies, page 19
General

20. Clarify which stock splits have been retroactively reflected throughout the financial statements and notes to the financial statements including those stock splits which occurred after the close of the period. If a stock split has not been reflected, tell us why.

21. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item. Please disclose whether you include inbound freight charges, purchasing
and
receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
?	in a footnote the line items that these excluded costs are
included in and the amounts included in each line item for each period presented, and
?	in MD&A that your gross margins may not be comparable to
those
of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administrative expenses.

22. Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of goods sold, also disclose the amounts of your actual costs for shipping and handling excluded from cost of goods sold for each period presented as required by paragraph
6 of EITF 00-10.

23. Disclose the nature of the amounts included in Other
Investments
including how you account for these amounts.

Revenue Recognition, page 19

24. You disclose that revenues are generally recorded when products are shipped. Please disclose in your revenue recognition policy:
* Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements;
* Your customers` rights of inspection, acceptance, and return;
and
* When title passes from you to your customer.
Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Note that even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer GAAP. See the Interpretive Response to Question 3 of SAB
Topic 13:A.3.b.

25. You state that generally sales are recorded at the time the products are shipped. Expand your disclosure to state what you mean by "generally." For those sales which you do not record sales at the time of shipment, state when you do record these sales.

Stock Based Compensation, page 19

26. We note that you did not adopt fair value accounting for employee stock options under SFAS 123. Regardless of the method used to account for stock-based employee compensation arrangements, your financial statements should include the disclosures specified in paragraphs 45 through 47 of SFAS 123.

Note F - Commitments and Contingencies, page 21

27. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note I - Income per Common Share, page 23

28. In accordance with paragraph 40.c. of SFAS 128, please disclose the securities that could potentially dilute basic EPS in the future that are not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note L - Sales Information and Major Customers, page 24

29. Three single major customers in 2004 accounted for 44.18% of your sales. Please disclose the amount of revenues from each customer that accounted for 10% or more of your consolidated revenues.
Refer
to paragraph 39 of SFAS 131.

Note N - Long-Term Debt (Prior Years), page 25

30. Tell us how you accounted for the spin-off of Starbiz including how you determined the amounts to be reflected on the statement of shareholders` equity related to the spin-off. Please cite the accounting literature used to determine the appropriate accounting.
In addition, help us understand why you did not report discontinued operations related to Starbiz in accordance with SFAS 144.

31. Tell us how you accounted for the redemption of the Notes on June
26, 2003 and November 11, 2003. Please cite the accounting literature used to determine the appropriate accounting, including EITF 96-19.

Note O - Subsequent Events, page 27

32. You entered into a letter of intent with The Best Group on October 7, 2004. Please tell us and expand your disclosure to provide an updated status of this proposed transaction as well as to discuss the specific terms of the letter of intent to merge 100% of
Best Candy and Tobacco Co. into Flamemaster Corporation. In this regard, clearly state the consideration, if any, to be received by your shareholders. Also, please tell us how you will account for this transaction. Please cite the accounting literature you will use.

Exhibit 11

33. Please present your earnings per share calculations for each period for which an income statement is presented as required by paragraph 40 of SFAS 128.

Exhibit 31

34. Please file an amendment to your Form 10-KSB to include a certification that conforms to the format provided in Item 601(b)(31)
of Regulation S-B.   See SEC Release 33-8238, which became
effective
August 14, 2003. In doing so, please refile the Form 10-KSB in its entirety.


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or Nudrat Salik, Review Accountant at (202) 942-7769, in their absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Joseph Mazin
February 7, 2005
Page 8 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE